

Mail Stop 3628

April 30, 2010

<u>Via Facsimile (415.352.2701) and U.S. Mail</u>

Daniel B. Eng, Esq.
Bullivant Houser Bailey PC
601 California Street, Suite 1800
San Francisco, CA 94108

> **Re:** **Dragon Pharmaceutical, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on April 1, 2010**
> **File No. 0-27937**
>
> **Schedule 13E-3**
> **Filed on April 1, 2010**
> **File No. 005-79304**

Dear Mr. Eng:

We have reviewed the above filings and have the following comments. Where indicated, we think the Company should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask the Company to provide us with information so we may better understand the disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter. All defined terms used here have the same meaning as in the preliminary proxy statement.

<u>Schedule 13E-3</u>

<u>General</u>

1.   We note that none of the Supporting Shareholders, each of whom are directors of the Company, are identified as filing persons. Please tell us why these persons are not affiliates engaged in the going private transaction. Address the fact that the Special Committee kept informed and sought approval from two of the Supporting Shareholders,

> Mr. Weng and Ms. Liu. Also disclose what role, if any, the Supporting Shareholders will have in the surviving corporation and/or Parent.

2.   Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be substantively and procedurally fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the Company, and this fact should be reflected in the disclosure. Alternatively, and to the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3. In addition, be sure that each new filer signs the Schedule 13E-3. Finally, please note that joint filings covering two or more of the filing persons are permissible. Please refer to Section 117.02 of our Compliance and Disclosure Interpretations for Going Private Transactions.

Preliminary Proxy Statement on Schedule 14A

Letter to Shareholders

3.   We note the disclosure in the seventh paragraph of the letter to shareholders that the "board of directors…determined that the Merger Agreement and the transactions contemplated by the merger agreement, including the merger, are substantively and procedurally fair to and in the best interests of our Company and our unaffiliated shareholders *(by which we mean, for purposes of this determination, our shareholders other than Mr. Han)…"* (emphasis added). Such statement, indicating that the filing persons do not consider as affiliates of the Company its directors and executive officers or any shareholders other than Mr. Han, is inconsistent with the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1) and the requirements of Item 1014 of Regulation M-A. Please revise the disclosure here and throughout the filing to comply with the disclosure obligations set forth in Item 1014(a). To the extent the filing persons believe no shareholder other than Mr. Han is an affiliate, including Mr. Weng, beneficial holder of 14.17% of shares of the Company's common stock, please advise.

4.   We note the disclosure here and on page 8 under the heading "Regulatory Matters" regarding the requisite TSX vote. The disclosure on page 8 indicates that MI 61-101 requires that "the approval of a majority of the votes cast by 'minority' shareholders of the affected corporation be obtained" and that the "Company will be obtaining minority shareholder approval for the merger." Please define the term "minority shareholder" as used in MI 61-101 and advise in your response letter why only Mr. Han's shares are

excluded from calculating the amount of votes required. That is, why is Mr. Han, as holder of approximately 38% of the shares outstanding, not considered a minority shareholder but Mr. Weng and Ms. Liu, as directors of the Company and holders of 14.17% and 7.66% of shares outstanding, respectively, are?

Opinion of the Special Committee's Financial Advisor, page 3

5.   Please refer to our comment 3 above. Please address how the Special Committee, or any filing person relying on the financial advisor's opinion, was able to reach the fairness determination as to unaffiliated security holders, given that the financial advisor's fairness opinion addressed fairness with respect to shareholders other than Mr. Han, rather than all security holders unaffiliated with the Company.

Voting Intentions of Our Directors and Executive Officers…, page 5

6.   Please disclose the specific approval the Special Committee sought from Mr. Weng and Ms. Liu.

What vote is required to adopt the Merger Agreement? page 11

7.   We refer you to the last sentence of this section. Please disclose the percentage of shares of common stock needed to meet the TSX vote in addition to the 59.9% held by Mr. Han and the Supporting Shareholders.

Notice of Internet Availability, page 15

8.   Please revise this section to comply with the legend requirements set forth in Exchange Act Rule 14a-16(d).

Special Factors, page 16

9.   We note the reference on pages 17 and 18 to presentations given to the Special Committee by Canaccord on February 8 and March 3, 2010. Any materials prepared by Canaccord in connection with its fairness opinion, including any "board books" or draft fairness opinions provided or any summaries of presentations made to the Special Committee or the board of directors generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by Canaccord, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize all the presentations made by Canaccord and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

10.   We note disclosure on page 17 and throughout the proxy statement that in preparing its analyses Canaccord used and relied upon internal financial projections provided by the Company. To the extent the financial advisor relied on Company financial projections when preparing its fairness opinion, please disclose such projections in the proxy materials. In doing so, please also disclose (i) the approximate date on which such information was last updated by management and (ii) the key business and economic assumptions underlying the projections. Also, disclose who was responsible for preparing these projections and indicate what role, if any, Mr. Han or any other filing person played in formulating these projections.

Reasons for the Merger and Recommendation of the Special Committee…, page 18

11.   The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Note that to the extent the board's discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. This comment applies equally to the fairness determination of the other filing persons referenced in this filing as well as any filing persons added in a future amendment in response to comment 2 above. We note for example that neither the analysis of the board of directors nor that of Parent, MergerSub and Mr. Han appears to address the factors described in clauses (ii), (iii), (iv), (v) or (viii) of Instruction 2 to Item 1014 and Item 1014(c) and (d) or explains in detail why such factors were not deemed material or relevant. Regarding Item 1014(c), we note that the TSX vote only requires the majority of holders other than Mr. Han, not the majority of unaffiliated holders. If the procedural safeguards in Item 1014(c) and (d) were not considered, please explain why the board of directors and Parent, MergerSub and Mr. Han each believe the proposed merger is procedurally fair in the absence of such safeguards.

12.   Please provide the disclosure required by Item 1013(a) from the perspective of the Company.

13.   If the Company or Mr. Han and his affiliates considered alternative means to accomplish the stated purposes, briefly describe the alternatives and state the reasons for their rejection. Please see Item 1013(b) and Instruction 1 thereto.

14.   Include a description of the effects of the Rule 13e-3 transaction on the Company, its affiliates and unaffiliated security holders. The disclosure must include a reasonably detailed description of both the benefits and detriments of the transaction to Company as well as to its affiliates and unaffiliated security holders. Refer to Instruction 2 to Item 1013(d) of Regulation M-A. The benefits and detriments of the transaction must be quantified to the extent practicable. Please also revise the disclosure to discuss the effect

that the merger will have upon Mr. Han's interest in the net book value and net earnings of the Company in terms of both dollar amounts and percentages. Refer to Instruction 3 to Item 1013.

Opinion of the Special Committee's Financial Advisor, page 22

15.   We note the statement that "Canaccord has confirmed its March 26, 2010 opinion by delivering to the board a written opinion dated the date of this proxy statement." As the proxy statement is not yet dated, we assume the disclosure implies that a new, updated opinion will be provided. Please confirm that this new opinion will be filed as an exhibit to the Schedule 13E-3.

16.   We refer you to the second to last bullet point on page 23. Please confirm the documents referenced here as being filed on SEDAR have also been filed on the United States Securities Exchange Commission's EDGAR system.

Comparable Company Analysis, page 25

17.   We note that Canaccord performed a Comparable Companies Analysis and Precedent Transaction Analysis. Please revise to provide disclosure concerning the methodology and criteria used in selecting the sample companies and transactions. Also, indicate whether the criteria were consistently applied and, if any company or transaction was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion.

18.   Please advise why the multiples referenced in the narrative disclosure in the last paragraph on page 25 and in the first two paragraphs on page 26 do not reconcile with the multiples included in the preceding table.

19.   We refer you to the third paragraph on page 26. Please advise us what the justification was for using the 5-6x and 9-10x multiples referenced in this paragraph given the preceding disclosure.

Position of Parent, MergerSub and Mr. Han…, page 28

20.   We refer you to the fifth bullet point on page 30. Please disclose, if true, that Bullivant Houser is also counsel to the Company. Disclose the conflicts of interest, if any, that exist given Bullivant's dual representation.

Interests of Our Executive Officer and Directors in the Merger, page 31

21.   We refer you to the second paragraph of this section. Please disclose the aggregate dollar amount represented by these options and their respective exercise prices based upon the per share merger consideration.

Related Party Transactions, page 32

22.   The current disclosure does not appear to provide the specific disclosure required by Item 1005(a)(2) of Regulation M-A. Please revise.

Merger Consideration, page 33

23.   State the total amount of funds or other consideration to be used in the transaction. Refer to Item 1007(a) of Regulation M-A.

Parent's Financing for the Transaction-Good Faith Deposit, page 33

24.   Provide the disclosure required by Item 1007(d) of Regulation M-A, to the extent known.

Representations and Warranties, page 52

25.   We note the disclosure in the last sentence of the first paragraph of this section that "information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement..." Please be advised that, notwithstanding the inclusion of a general disclaimer, the filing persons are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.

Summary of Financial Information, page 71

26.   Please provide the information required by Item 1010(a)(3) of Regulation M-A.

Proxy Card

27.   Please advise why the Company is soliciting a shareholder vote as to item 3 given Exchange Act Rule 14a-4(c)(7).

*   *   *   *

As appropriate, please amend the filings in response to these comments. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with the amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since each filing person and, if applicable, its management are in possession of all facts relating to such filing person's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information the filing persons provide to the staff of the Division of Corporation Finance in our review of the filings or in response to our comments on the filings.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions